Filed Pursuant to Rule 433
Issuer Free Writing Prospectus Dated February 2, 2010
Relating to Preliminary Prospectus Dated January 20, 2010
Registration Statement No. 333-163275

IRONWOOD PHARMACEUTICALS 320 BENT STREET, CAMBRIDGE, MA 02141 USA

Issued: February 2, 2010

This free writing prospectus relates to the initial public offering of Class A common stock by Ironwood Pharmaceuticals, Inc. and should be read together with the preliminary prospectus dated January 20, 2010 relating to this offering (the “Preliminary Prospectus”), included in Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-163275). To review a filed copy of the current registration statement and preliminary prospectus, click the following link (or if such address has changed, by reviewing our filings on the SEC website at http://www.sec.gov):

http://www.sec.gov/Archives/edgar/data/1446847/000104746910000224/a2195675zs-1a.htm

Our central index key, or CIK, on the SEC website is 0001446847.

The following information supplements and updates the information contained in the Preliminary Prospectus:

The Preliminary Prospectus indicated that the underwriters will not receive any underwriting discount or commission on the sale of shares of our Class A common stock to certain of our existing stockholders and certain specified affiliated entities through a directed share program.  As of February 2, 2010, such existing stockholders and their specified affiliated entities intend to purchase 8,888,889 shares of our Class A common stock through this program, and the underwriters will receive a discount and commission of 4.3750% on such sales.  In particular, entities associated with Morgan Stanley Investment Management have indicated an interest in purchasing 8,316,551 of the 8,888,889 shares of our Class A common stock sold through this program.  Although we expect these entities to purchase such shares, indications of interest are not binding agreements or commitments to purchase.

Assuming the entities associated with Morgan Stanley Investment Management purchase 8,316,551 shares of our Class A common stock in this offering, and assuming that 16,666,667 shares of Class A common stock are outstanding after this offering and 78,246,222 shares of Class B common stock are outstanding as of December 31, 2009, such entities would have approximately 14.39% of the total voting power on matters in which holders of our Class B common stock are entitled to one vote per share.

The purchase of shares in our initial public offering by the entities associated with Morgan Stanley Investment Management and other of our existing stockholders will reduce the public float and may adversely affect the liquidity of the trading market for our Class A common stock from what it would have been had these shares been purchased by unaffiliated investors.

Because these indications of interest are not binding agreements or commitments to purchase, these entities may elect not to purchase all or any of the shares.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204 or 1-866-718-1649.

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